UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

ALLIANCE DISTRIBUTORS HOLDING INC.
(Name of Issuer)
Common Stock, $.001 Par Value
(Title of Class of Securities)
01858P105
(CUSIP Number)
STG Strategy Partners, L.P.
6269 Alpha Road
Dallas, Texas 75240
214/432-6354
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	01858P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): STG Strategy Partners, L.P. 20-3277050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,603,671

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

8,603,671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,603,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.56%

14	TYPE OF REPORTING PERSON*

Partnership (PN)
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.	01858P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): STG Strategy Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,603,671

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

8,603,671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,603,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.56%

14	TYPE OF REPORTING PERSON*

Other (OO)
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.	01858P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Basil Haymann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,603,671

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

8,603,671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,603,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.56%

14	TYPE OF REPORTING PERSON*

Individual (IN)
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. SECURITY AND ISSUER.
          This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.001 par value (the “Common Stock”), and voting rights relating thereto, of Alliance Distributors Holding Inc., a Delaware corporation (the “Company”), which has its principal executive offices located at 1160 Commerce Avenue, Bronx, New York 11462.
Item 2. IDENTITY AND BACKGROUND.
     (a) STG Strategy Partners, L.P. (“Purchaser”) is a Texas limited partnership, whose sole general partner is STG Strategy Investments, LLC (“LLC”), whose managing member is Basil Haymann.
     (b) Purchaser’s principal offices (and a business address for the other filers) are located at:
6269 Alpha Road
Dallas, Texas 75240
     (c) Purchaser’s principal business is holding family investments, as is also the case with LLC.
     (d) Neither Purchaser, LLC, nor Mr. Haymann has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither Purchaser, LLC, nor Mr. Haymann has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Purchaser is a Texas limited partnership, LLC is a Texas limited liability company and Mr. Haymann is a U.S. citizen.
Item 3. SOURCE AND AMOUNT OF FUNDS.
     In the current transaction, Purchaser is paying $750,000.00 in cash consideration for the 8,266,671 shares (“Subject Shares”) being acquired pursuant to the Stock Purchase Agreement (“Stock Purchase Agreement”) dated November 20, 2007 by and between Purchaser and Ivan Muller, current holder of the Shares. Additional consideration, also currently expected to come from Purchaser’s working capital, may be paid in the future to the seller, Ivan Muller, for non-competition/non-solicitation. Purchaser already held 200,000 shares of the Company’s common stock, 100,000 shares were already held in Mr. Haymann’s IRA account and Mr. Haymann’s spouse holds another 37,000 shares in her IRA. The source for the funds to acquire the Subject Shares is working capital.
Item 4. PURPOSE OF TRANSACTION.
     Purchaser is acquiring the Subject Shares from the current holder, Ivan Muller, pursuant to the Stock Purchase Agreement. Purchaser currently has no plan or proposals that would relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) and (b)	In addition to the Subject Shares reported hereunder, Purchaser already held 200,000 shares of the Company’s common stock, 100,000 shares were already held in Mr. Haymann’s IRA account and Mr. Haymann’s spouse holds another 37,000 shares in her IRA (collectively, other than the Subject Shares, the “Additional Shares”). Purchaser and LLC disclaim beneficial ownership for the shares held in Mr. Haymann’s IRA account. Purchaser, LLC and Mr. Haymann disclaim beneficial ownership for the shares held in the IRA of Mr. Haymann’s spouse.

Purchaser (and LLC as the sole general partner of Purchaser and Mr. Haymann as the managing member of LLC) has the right to vote and depose of the Subject Shares, which when added with the Additional Shares total 8,603,671 shares of the Company’s common stock, or approximately 17.56% of the Company’s issued and outstanding common stock.

(c)	Except for the transaction described above, no transactions in the class of securities reported have been effected during the past 60 days by Mr. Haymann, LLC or Purchaser.

(d)	To the knowledge of Purchaser, LLC and Mr. Haymann, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)	N/A
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Except for the Stock Purchase Agreement described above, to the knowledge of Purchaser, LLC and Mr. Haymann, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
EXHIBIT A — Stock Purchase Agreement.

EXHIBIT B — Joint Filing Statement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 30, 2007.

STG STRATEGY PARTNERS, L.P.

By:	STG Strategy Investments, LLC General Partner

By:	/s/ Basil Haymann Basil Haymann, Managing Member

STG STRATEGY INVESTMENTS, LLC

By:	/s/ Basil Haymann Basil Haymann, Managing Member

BASIL HAYMANN

By:	/s/ Basil Haymann Basil Haymann